





Österreichische Elektrizitätswirtschafts

**POWER.**

# REPORT OF THE MANAGING BOARD

**DEAR SHAREHOLDER,**

The positive business trend at Verbund, Austria's leading electricity supplier, continued in Q1/2005. Once again, the result developed positively with robust double-digit growth rates. The operating result improved by 21.4 % to € 134.0 million and the group result rose by no less than 95.7 % to € 96.7 million.

This is largely attributable to the increase in the electricity wholesale prices in Europe as a result of the steep rise in oil and gas prices. The average forward prices for baseload and peakload products were up 19.5 % and 12.4 % respectively on the values reported in the corresponding period the previous year. In spite of the keen international competition, the price increases were successfully passed on to customers in Austria and abroad by way of market price indexed contracts.

The result was negatively impacted by a 6 % drop in generation from hydropower as well as by the reduction in the grid tariffs imposed by the electricity regulator.

**VERBUND SHARE REACHES ALL-TIME HIGH**

The Verbund share improved – after a positive performance of +77.0 % last year – by a further 6.8 % to reach a record high at € 186.8 in Q1/2005. We see this as confirmation that the capital market takes an extremely positive view of our current positioning.

**POSITIVE ENVIRONMENTAL IMPACT ANALYSIS FOR THE 380 KV STYRIA LINE**

By constructing the 380 kV Styria line, Verbund aims to make a significant contribution to enhancing supply security in Austria. Moreover, this project focuses on creating the necessary prerequisites for the functioning of the deregulated European electricity market. The positive decision received in Q1/2005 pertaining to the environmental impact analysis for the "Styria line" represents an important milestone in this project which has been already been running for a number of years. We expect that construction on the line will commence after the expiration of the objection period in 2006. The planned investment volume for this project which has a construction period of ca. two years is € 130 million.

**SIGNIFICANT CUT IN GRID TARIFFS**

In Q1/2005, the Austrian electricity regulator reduced the high-voltage grid tariffs, which – based on a European comparison – were already at an extremely low level, by a further 11 %. The resulting revenue losses are, however, more than compensated by the positive earnings trend within the group. This reduction in the grid tariff represents a significant contribution on Verbund's part to the lowering of the electricity distribution costs in Austria.

**AUSTRIAN ELECTRICITY SOLUTION: NOT AT ANY COST**

The negotiations on the "Austrian Electricity Solution" have not yet brought the desired results. Since the start of negotiations three years ago, the market environment and the positioning of the participating companies in the European electricity market have changed fundamentally. These changes must, of course be considered by the group within the framework of future contractual negotiations so as ensure that the full synergistic potential can be secured long term within the meaning of the shareholder-value principle. Here, account must also be taken of the second interim report of the Federal Competition Authority.

**PROFITABLE GROWTH IN AUSTRIA AND ABROAD**

Within the framework of its strategy, Verbund engages in a numerous new projects that are designed to secure profitable growth in the future. The "Gerlos II" project, for example, will triple the capacity of the existing storage power plant and the modern pumped-storage power plant "Limberg II" will double the capacity of the Kaprun storage power plant. In addition, we are currently planning the construction of two 800 MW gas power plants which will be located in the South of Austria and – within the framework of a partnership – in Slovenia. Last but not least, we are working on the further expansion of our thermal power plant park via the successful joint venture "Energia" in Italy.

**POSITIVE OUTLOOK 2005**

The outlook for fiscal 2005 is quite positive. Further sales successes in Austria and abroad, the positive development of the European wholesale prices and the strong cost awareness of the group guarantee a positive earnings trend. We expect that the operating result will increase to in excess of € 420 million and also anticipate that the group result will be in excess of € 259 million (target result). Net gearing will be lowered from 134 % to ca. 100 % and the value creation within the group, based on Economic-Value-Added, will improve significantly. As in 2004, a dividend increase is again planned for fiscal 2005 so that our shareholders, who have supported the group's debt-clearing policy over many years, can now share in the company's economic success.





Dipl.-Ing. Hans Haider
Chairman of the Managing Board

Dr. Michael Pistauer
Deputy Chairman of the Managing Board

Dr. Johann Sereinig
Member of the Managing Board

**ACCOUNTING POLICIES**

This interim report was drawn up in accordance with the International Financial Reporting Standards (IFRS), and particularly in compliance with IAS 34.

The accounting policies applied in this interim report are identical to those applied in the annual financial statements as of 31 December 2004. The revised IAS 39 applicable as of 01 January 2005 forms an exception here. It has not yet been implemented inasmuch as the measurement of assets and liabilities classified as "available for sale" is still recognized as income or expense. In the interest of consistent financial reporting, the final decision of the IASB relating to the fair value option is awaited in this point. A decision is expected in mid-2005. The IFRIC 3 Emission Rights was not voluntarily applied ahead of the effective date. In accordance with IAS 38, the allocated emission rights were recognized as intangible assets at cost – at zero on account of the free allocation. As a fair value could not be reliably measured, consumption of the rights was measured at the costs recognized on the assets side.

Due to the utilisation of EDP devices, differences can arise in the addition of rounded totals and percentages.

## EARNINGS POSITION

**POSITIVE SALES REVENUE DEVELOPMENT**

Increasing market prices and sales volumes in the electricity business paved the way for a 20.1 % rise in group sales revenue to € 874.2 million in spite of the drop in grid revenue.

Specifically, electricity revenue (excl. eco-electricity) rose by 22.8 % to € 711.5 million. Strong growth was recorded, above all, in sales to traders (€ 123.9 million) and resellers (€ 39.5 million). End-customer business (€ 31.1 million) declined due to the divestment of VERBUND-Austrian Power Vertriebs GmbH (APC) last year. Foreign markets accounted for 74.9 % of the quantities sold. Germany, France, Slovenia and Italy are the most important foreign markets from a sales perspective. The total increase in quantities sold (incl. eco-electricity), compared to the corresponding period the previous year, came to 5,231 GWh or 26.8 %.

Grid revenue fell by 7.1 % to € 62.7 million. This is largely attributable to the 11 % cut in the tariff with effect from 1 February 2005 which resulted in a drop of € 3.4 million and lower transport volumes.

The steadily increasing volumes in the eco-electricity area combined with higher contributions led to a significant 28.8 % rise in eco-electricity sales to € 87.7 million.

**INCREASING ELECTRICITY, GRID AND ECO-ELECTRICITY PURCHASES**

The € 131.4 million increase in electricity purchases (excl. eco-electricity purchases) to € 499.8 million is primarily attributable to the rising purchase prices on the spot and forward markets combined with the significant increase in the volume of electricity purchased externally (48.5 %). Own generation was down 8.6 % (600 GWh) primarily on account of the poor water supply in the period under review (hydro coefficient 0.97,

previous year: 1.03). Eco-electricity purchases also increased significantly by € 18.1 million to € 85.5 million on account of rise in the number of plants feeding into the grid. The exclusion of grid purchases by the divested APC had a positive effect on this item in the amount of € 12.5 million.

**DECREASE IN FUEL EXPENSES**

The 26.5 % drop in fuel expenses and services purchased to € 25.4 million is due, above all, to the cessation of brown coal purchases for the Voitsberg power plant (€ 11.1 million). In addition, the sale of block-type thermal power plants led to a reduction in the volume of natural gas used (€ 1.2 million). Increasing prices for primary energy sources did, however, have a negative impact.

**REDUCTION IN EMPLOYEE NUMBERS HAD POSITIVE IMPACT ON PERSONNEL EXPENSES**

The number of employees dropped by 84 (previous year: 180) to 2.435. The staff reductions combined with a higher holiday-consumption rate led to a drop in expenditure for wages, salaries and related expenses (€ 67.3 million; previous year € 72.9 million) in spite of a collective agreement increase of approx. 2.5 %.

Expenses for severance payments and pensions were also lowered by 12.7 % to € 16.7 million. The y-on-y drop in provisions for restructuring measures (€ 2.1 million; previous year: € 11.8 million) had an improving effect, whereas the lowering of the discount rate by 0.25 %-points to 5 % led to a € 6.7 million increase in personnel provisions. Hence, net interest rates of 2.5 % (for candidates) and 3.5 % (for pensioners) are applied.

**OTHER OPERATING EXPENSES DISPLAYED POSITIVE DEVELOPMENT**

The 14.2 % drop in other operating expenses to € 25.4 million is essentially attributable to the reduction in weather-related repair and maintenance costs.

**IMPROVED FINANCING RESULT**

Lower valuation-related exchange losses in the amount of € 1.3 million had a positive effect on the financing result. The financing result was also boosted by the drop in interest expenses as a result of the ongoing debt-clearing program.

**SIGNIFICANT IMPROVEMENT IN RESULT FROM PARTICIPATING INTERESTS**

The € 30.0 million increase in the result from participating interests to € 32.6 million was mainly due to the recognition in Q1/2005 of the at-equity result of STEWEAG-STEG GmbH in the amount of € 14.0 million (previous year: € 14.7 million, not recognized in Q1/2004). In addition, the at-equity results of Energia SpA (€ 7.4 million after € 3.7 million), Österreichisch-Bayerische Kraftwerke AG and Ennskraftwerke AG also increased as did the investment inflows from VERBUND-BeteiligungsgmbH (€ 4.3 million).

**INCOME TAX EXPENSES REMAINED STABLE**

Income tax expenses have remained at more or less the same level as in the previous year in spite of the significant increase in pre-tax earnings. This is largely attributable to the lowering of the corporate tax rate to 25 % as well as to the high, non-tax-effective investment income from participating interests consolidated at equity.

## NET WORTH

**NON-CURRENT AND CURRENT ASSETS**

The decline in plant, property and equipment can be attributed, primarily, to scheduled depreciation. The valuation-related increase in long-term investments from cross border leasing amounted to € 31.3 million. Other long-term investments increased, essentially, due to the granting of loans held as non-current assets.

The rise in current assets was due, not least, to the increase in trade receivables resulting from growing business volumes as well as to the increase in cash and cash equivalents.

**LONG AND SHORT-TERM FINANCIAL OBLIGATIONS**

These were up € 5.1 million at € 2,717.2 million. Scheduled repayments (€ 158.9 million) and short-term borrowing (€ 135.8 million) represented the most significant changes here. The valuation-related changes from cross border leasing transactions amounted to € 31.3 million.

**OTHER LONG AND SHORT-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS**

The increase in long-term provisions referred, above all, to the personnel provisions and was attributable to the reduction in the discount rate. The increase in provisions for deferred taxes was due to the utilisation of loss carryovers. The drop in short-term provisions resulted from the utilisation of the provisions for electricity supplies. Other liabilities changed, essentially, in terms of valuation but also as a result of clearing with companies in which a participating interest is held.

**DERIVATIVE FINANCIAL INSTRUMENTS IN ELECTRICITY BUSINESS**

**TRADING**

| | Positive fair values | Negative fair values | Net fair values | Reference values | |
|---|---|---|---|---|---|
| | | | | purchases | sales |
| Futures | 3.1 | -0.2 | 2.9 | 52.6 | 4.0 |
| Forwards | 114.0 | -118.0 | -4.0 | 1,504.4 | 1,561.9 |
| **Total before netting** | **117.1** | **-118.2** | **-1.1** | **1,557.0** | **1,565.9** |
| less netting agreements | 100.6 | -100.6 | 0.0 | -1,387.5 | -1,387.5 |
| **Total after netting** | **16.5** | **-17.6** | **-1.1** | **169.6** | **178.4** |

**HEDGE**

| | Positive fair values | Negative fair values | Net fair values | Reference values purchases | sales |
|---|---|---|---|---|---|
| Futures | 12.6 | -1.1 | 11.5 | 227.1 | 1.2 |
| Forwards | 1.1 | -12.6 | -11.5 | 1.2 | 227.1 |
| **Total before netting** | **13.7** | **-13.7** | **0.0** | **228.3** | **228.3** |
| *less netting agreements* | 13.7 | -13.7 | 0.0 | 228.3 | 228.3 |
| **Total after netting** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** |

Positive fair values are recognized under receivables and other assets and negative fair values are reported under other liabilities.

## FINANCIAL POSITION

**OPERATING CASH FLOW**

The operating cash flow amounted to € 104.9 million and was therefore just slightly lower than the value reported in the previous year. This drop was mainly due to the eco-electricity business and higher outflows for taxes on income. This was, however, offset by a reduction in outflows for interest as well as higher dividend inflows compared to the corresponding period of the previous year.

**INVESTMENT CASH FLOW**

The cash outflow in the investment area was mainly due to investments in plant, property and equipment in the amount of € 13.6 million.

**CASH FLOW FROM FINANCING ACTIVITY**

The scheduled repayment of bonds, loans and long-term credit (€ 154.9 million) was more than offset by short-term borrowings (€ 168.8 million). Together with the distribution of dividends (€ 92.8 million), this resulted in a negative cash flow from financing activity.

## RATIOS

**NET GEARING**

Net gearing dropped from 134.3 % as on 31.12.2004 to 131.5 % as on 31.03.2005 due to a further increase in shareholders' equity after dividend distribution and a slight reduction in the net debt.

**EBIT MARGIN**

In spite of a further expansion of the lower-margin external electricity trade, the EBIT margin increased from 15.2 % in Q1/2004 to 15.3 %.

# CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

| **CONSOLIDATED INCOME STATEMENT** | | **Million €** |
|---|---|---|
| | Q1/2005 | Q1/2004 |
| **Sales revenue** | **874.2** | **727.8** |
| Electricity sales | 711.5 | 579.2 |
| Grid sales | 62.7 | 67.5 |
| Eco-electricity sales | 87.7 | 68.1 |
| Other | 12.3 | 13.0 |
| Other operating income and changes in inventory | 9.1 | 18.4 |
| Electricity, grid and eco-electricity purchases | -588.2 | -452.5 |
| Fuel expenses and other purchased services | -25.4 | -34.5 |
| Payroll and related expenses | -67.3 | -72.9 |
| Depreciation and amortization | -43.0 | -46.3 |
| Other operating expenses | -25.4 | -29.6 |
| **Operating result** | **134.0** | **110.4** |
| Financing result | -25.8 | -28.5 |
| Result from participating interests* | 32.6 | 2.6 |
| Result from long-term investments | 1.3 | 3.5 |
| **Financial result** | **8.1** | **-22.4** |
| **Profit before taxes on income** | **142.1** | **88.0** |
| Taxes on income | -25.3 | -25.2 |
| **Profit for the period** | **116.8** | **62.8** |
| attributable to shareholders of parent company (group result) | 96.7 | 49.4 |
| attributable to minority interests | 20.1 | 13.4 |
| **Earnings per share € (diluted = non-diluted)** | **3.14** | **1.60** |

* Thereof at equity:
Q1/2005 € 25.2 million
(Q1/2004 € 1.3 million)

**CONSOLIDATED BALANCE SHEET** — Million €

| | 31.03.2005 | 31.12.2004 |
|---|---|---|
| **Non-current assets** | **5,892.0** | **5,852.5** |
| Intangible assets | 8.9 | 9.5 |
| Plant, property and equipment | 4,079.6 | 4,108.6 |
| Participating interests* | 621.0 | 612.2 |
| Long-term investments – cross border leasing | 891.0 | 859.7 |
| Other long-term investments and other long-term receivables | 291.5 | 262.5 |
| **Current assets** | **423.5** | **384.8** |
| Inventories | 25.3 | 27.0 |
| Receivables and other assets | 367.0 | 338.1 |
| Loans – cross border leasing | 0.2 | 0.1 |
| Securities | 7.4 | 7.4 |
| Cash and cash equivalents | 23.6 | 12.3 |
| **Assets** | **6,315.5** | **6,237.3** |

| | 31.03.2005 | 31.12.2004 |
|---|---|---|
| **Shareholders' equity** | **1,677.1** | **1,648.8** |
| **Long-term liabilities** | **3,641.7** | **3,660.7** |
| Financial obligations | 1,240.7 | 1,297.1 |
| Financial obligations – cross border leasing | 979.3 | 952.8 |
| Provisions | 606.3 | 600.2 |
| Provision for deferred taxes | 88.5 | 77.8 |
| Contributions to building costs | 436.6 | 440.1 |
| Deferred income – cross border leasing | 267.1 | 268.5 |
| Other liabilities | 23.2 | 24.2 |
| **Short-term liabilities** | **996.7** | **927.8** |
| Financial obligations | 495.8 | 462.0 |
| Financial obligations – cross border leasing | 1.4 | 0.1 |
| Provisions | 215.9 | 236.2 |
| Provision for current taxes | 50.4 | 49.3 |
| Other liabilities | 233.2 | 180.2 |
| **Liabilities** | **6,315.5** | **6,237.3** |

* Thereof at equity: as on 31.03.2005 € 584.5 million, as on 31.12.2004 € 575.7 million

## CONSOLIDATED CASH FLOW STATEMENT

Million €

| | Q1/2005 | Q1/2004 |
|---|---|---|
| Cash flow from operating activities | 104.9 | 107.0 |
| Cash flow from investing activities | -10.9 | -4.1 |
| Cash flow from financing activities | -82.7 | -105.1 |
| **Changes in cash and cash equivalents** | **11.3** | **-2.2** |
| Cash and cash equivalents as of 01.01. | 12.3 | 28.1 |
| **Cash and cash equivalents as of 31.03.** | **23.6** | **25.9** |

## CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Million €

| | Share capital | Capital reserves | Profit reserves | Own shares | Minority interests | Total share-holders' equity |
|---|---|---|---|---|---|---|
| **As of 01.01.2004** | **224.0** | **10.9** | **1,053.0** | **-7.4** | **157.0** | **1,437.5** |
| Profit from sale of own shares | | | 1.3 | | | 1.3 |
| Sale of own shares | | | | 7.4 | | 7.4 |
| Cash flow hedge | | | -0.7 | | 0.1 | -0.6 |
| **Profits and losses not recognized in the income statement** | **0.0** | **0.0** | **0.6** | **7.4** | **0.1** | **8.1** |
| Profit for the period | | | 49.4 | | 13.4 | 62.8 |
| **Sum of recognized profits and losses** | **0.0** | **0.0** | **50.0** | **7.4** | **13.5** | **70.9** |
| Dividends | | | -61.6 | | -0.4 | -62.0 |
| **As of 31.03.2004** | **224.0** | **10.9** | **1,041.4** | **0.0** | **170.1** | **1,446.4** |
| **As of 01.01.2005** | **224.0** | **10.9** | **1,224.5** | **0.0** | **189.4** | **1,648.8** |
| Cash flow hedge | | | 4.3 | | | 4.3 |
| **Profits and losses not recognized in the income statement** | **0.0** | **0.0** | **4.3** | **0.0** | **0.0** | **4.3** |
| Profit for the period | | | 96.7 | | 20.1 | 116.8 |
| **Sum of recognized profits and losses** | **0.0** | **0.0** | **101.0** | **0.0** | **20.1** | **121.1** |
| Dividends | | | -92.5 | | -0.3 | -92.8 |
| **As of 31.03.2005** | **224.0** | **10.9** | **1,233.0** | **0.0** | **209.2** | **1,677.1** |

**RATIOS** Million €

| | Unit | Q1/2005 | Q1/2004 |
|---|---|---|---|
| Average number of shares in circulation[1] | | 30,820,000 | 30,776,674 |
| Net gearing[2, 3] | % | 131.5 | 158.7 |
| Net interest-bearing debt[3] | € million | 2,205.4 | 2,295.1 |
| Investment in plant, property and equipment | € million | 13.6 | 9.3 |
| EBITDA margin | % | 20.3 | 21.5 |
| EBITDA margin excl. external electricity trade and eco-electricity | % | 32.6 | 33.9 |
| EBIT margin | % | 15.3 | 15.2 |
| EBIT margin excl. external electricity trade and eco-electricity | % | 24.6 | 23.7 |
| Average no. of employees | | 2,435 | 2,519 |
| Electricity sales | GWh | 24,725 | 19,494 |
| Hydro coefficient | | 0.97 | 1.03 |

[1] Diluted = non-diluted

[2] Based on net interest-bearing debt

[3] The computing method was changed in the wake of the introduction of value-oriented reporting and the figures for the previous periods were adjusted

**SEGMENTAL REPORTING (BUSINESS SEGMENTS) Q1/2005** Million €

| | Electricity | Eco-electricity | Grid | Others/ Holding | Elimi-nation | Total Group |
|---|---|---|---|---|---|---|
| External sales | 720.4 | 87.8 | 64.0 | 2.0 | 0.0 | 874.2 |
| Internal sales | 33.7 | 0.2 | 8.6 | 12.1 | -54.6 | 0.0 |
| **Total sales** | **754.1** | **88.0** | **72.6** | **14.1** | **-54.6** | **874.2** |
| Depreciation and amortization | -30.6 | 0.0 | -11.1 | -2.0 | 0.7 | -43.0 |
| Expenses / income (excl. depreciation and amortization) | -601.8 | -88.2 | -46.2 | -14.9 | 53.9 | -697.2 |
| **Operating result (EBIT)** | **121.7** | **-0.2** | **15.3** | **-2.8** | **0.0** | **134.0** |
| Result of companies consolidated at equity | 0.0 | 0.0 | 0.0 | 25.2 | 0.0 | 25.2 |
| Carrying amount of companies consolidated at equity | 0.0 | 0.0 | 0.0 | 584.5 | 0.0 | 584.5 |
| Carrying amount of segment assets | 4,970.1 | 72.4 | 825.0 | 1,658.1 | -1,210.1 | 6,315.5 |
| Segment liabilities | -3,984.9 | -72.4 | -553.4 | -1,099.0 | 1,210.1 | -4,499.6 |
| Invesments in intangible assets, property, plant and equipment | 9.1 | 0.0 | 4.3 | 0.3 | 0.0 | 13.7 |

## ELECTRICITY

Significant revenue increases were achieved in Q1/2005 due to the positive price effects in market price indexed contracts for annual, quarterly and monthly products. The Front Year Base for 2005 was up approx. 19 % compared to 2004. In addition, the output marketable at short notice in Q1/2005 was also sold at a price level that exceeded that of the previous year. The average Day-ahead prices for base and peak on the European Electricity Exchange (EEX) lay 35 % and 40 % above the values recorded in the previous year. The development on the spot market also endorsed the positive development (base) of the long-term forward prices. The group's electricity sales totalled € 799.2 million in Q1/2005 (including eco-electricity) and therefore lie well above the previous year's value (€ 647.3 million).

Electricity sales were increased by a total of 26.8 % in Q1/2005. This is attributable, above all, to the increase in trading activities with international traders on the futures market and the enhancement of distribution activities in the German and French electricity markets. The quantities sold on foreign markets amounted to 74.9 %.

End-customer business deteriorated by 41.2 % on account of the enhanced focus on trading business and the withdrawal from the Austrian end-customer market in 2004.

Business with resellers only displayed a slight increase (1.6 %) due to a slowdown in business activities with Austrian provincial companies. In addition, the poorer water supply resulted in a drop in supplies from purchase rights.

The total generation of the group came to 6,411 GWh and was therefore 8.6 % below the value reported in the previous year. Hydraulic generation fell by 9.3 % and thermal generation by 6.1 %.

The increase in trading activities on the futures market also resulted in a 48.5 % increase in electricity purchases. These accounted for 70.2 % of total generation.

| GENERATION | | | GWh |
|---|---|---|---|
| | Q1/2004 | Q1/2005 | Change |
| Hydropower | 5,362 | 4,864 | -9.3 % |
| Thermal power | 1,649 | 1,548 | -6.1 % |
| **Own generation** | **7,011** | **6,411** | **-8.6 %** |
| Eco-electricity | 790 | 954 | 20.7 % |
| External procurement | 11,693 | 17,360 | 48.5 % |
| **Group generation** | **19,494** | **24,725** | **26.8 %** |

| SALES | | | GWh |
|---|---|---|---|
| | Q1/2004 | Q1/2005 | Change |
| Traders | 9,846 | 15,524 | 57.7 % |
| Resellers | 6,707 | 6,814 | 1.6 % |
| End customers | 1,737 | 1,022 | -41.2 % |
| Eco-electricity | 811 | 992 | 22.4 % |
| Own consumption | 394 | 373 | -5.4 % |
| **Group consumption** | **19,494** | **24,725** | **26.8 %** |

## GRID

In quarter 1/2005, the amount of energy transmitted over Verbund's 220/380 kV grid and relevant to clearing totalled 3,870 GWh (-13.3 %). This deterioration is due to the increase in the volume of eco-electricity fed into the grid.

Grid sales fell to € 62.7 million (-€ 4.8 million). This drop is attributable to the reduction in the grid tariff as of 01 February 2005 as well as to lower energy and capacity volumes.

Sales revenue from eco-electricity supplies amounted to € 87.7 million in Q1/2005 compared to € 68.1 million in Q1/2004. The processing and administering of subsidies for eco-electricity does not affect Verbund profits.

**TARIFF REDUCTION**

With effect from 01 February, the grid tariffs for Verbund were reduced by 11 % by the regulatory authority. As a result, profits in fiscal 2005 are expected to deteriorate by € 19 million.

**EXTENSION OF THE GRID**

Verbund has reached a significant milestone in its efforts to extend the 380 kV grid: the Styria line project was – not least due to the careful and intensive preparation – deemed to be environmentally friendly by the authorities in Styria and Burgenland on 21 March 2005. This represents a significant step towards relieving the precarious situation in the high-voltage grid and enhancing supply security in the south of the country and can also be seen as a strong signal for Austria as an industrial location. The preparation work for the proposed 380 kV line from Upper Austria to Salzburg will now be intensified. This project will be submitted for an environmental impact analysis at the end of April 2005.

**ECO-ELECTRICITY**

In quarter 1/2005, the volume of eco-electricity sold came to 992 GWh (811 GWh in quarter 1/2004). This is attributable to the eco-electricity expansion carried out last year.

# THE VERBUND SHARE

**INTERNATIONAL STOCK MARKET SITUATION**

In spite of the increase in the base bank rates in the USA and the deteriorating growth rates, the stock markets quickly recovered from the correction phase at the beginning of the year and continued to display positive development. The negative impulses created by the rising oil prices, the continued stability of the Euro and the renewed inflation fears resulted in most stock markets displaying a horizontal movement.

The Dow Jones Industrial Average (DJIA) Index was up 2.2 %; the more broad-based Standard & Poor's (S&P) 500 Index dropped 2.6 % and the technology exchange NASDAQ deteriorated by 8.1 %. In Europe, the DJ Euro STOXX 50 improved by 3.5 % and the Deutsche Aktienindex (DAX) was up 2.2 %. The Austrian Traded Index (ATX), the index that comprises the largest Austrian stocks, improved by 8.3 % and even reached a new record high at 2,804 points. DJ STOXX Utilities, the index of the major European utility stocks and an important benchmark for Verbund, was up 3.2 %.

**SHARE PRICE DEVELOPMENT**

**RELATIVE SHARE-PRICE DEVELOPMENT (1 YEAR, 01.01.2005 = 100 %)**


120
110
100
90
80
70
31.03.2004
30.06.2004
30.09.2004
31.12.2004
31.03.2005
Verbund
ATX
DJ STOXX Utilities

After an excellent performance in the previous year (77.0 %), the Verbund share started into the 2005 stock market year at € 164.0 and, following the publication of the best results in the company's history, recorded a new record high of € 186.8 on 17 February 2005. On conclusion of the successful roadshow to present the annual results in London, Frankfurt and Zurich, the investment banks upgraded their price targets for the Verbund share to over € 200/share. This reflects the high level of acceptance for the Verbund strategy and the group's excellent positioning in the international capital market.

Mid-February marked the beginning of an international correction phase in the utilities area. The Verbund share was also adversely affected and closed the quarter at € 175.00. In spite of this, the share achieved a positive performance of 6.8 % since the beginning

of the year. Consequently, the Verbund share has continued to develop well ahead of the DJ STOXX Utilities index.

**SALES AND MARKET CAPITALISATION**

Stock exchange turnover in Verbund shares reached € 255.0 million. On average, 24,322 shares were traded every day. As of 31 March 2005, Verbund had the fifth highest valuation of all companies listed on the Vienna Stock Exchange. The total value of the company derived from its market capitalization amounted to € 5,393.5 million; its weighting at the ATX was 3.9 %.

**STOCK RATIOS**

| Ratio | Unit | Q1/2005 | Q1/2004 |
|---|---|---|---|
| Peak price | € | 186.80 | 126.75 |
| Lowest price | € | 164.00 | 92.92 |
| Closing price | € | 175.00 | 122.80 |
| Performance | % | 6.80 | 32.60 |
| Market capitalization | € million | 5,393.50 | 3,784.70 |
| Weighting ATX | % | 3.93 | 4.34 |
| Stock exchange turnover | € million | 254.97 | 191.39 |
| Stock exchange turnover/day | Units | 24,322 | 27,328 |

**CAPITAL MARKET CALENDAR 2005**

| Event | Location | Date |
|---|---|---|
| Investor's conference RCB | Zürs | 03. – 06.04.2005 |
| Interim report Q1/2005 | | 26.04.2005 |
| Interim report Q1-2/2005 | | 19.07.2005 |
| Meetings with analysts and investors | Vienna | 19.07.2005 |
| Meetings with analysts and investors | London | 20. – 21.07.2005 |
| Meetings with analysts and investors | Frankfurt | 22.07.2005 |
| Investor's conference Erste Bank | tba. | xx.10.2005 |
| Interim report Q1-3/2005 | | 24.10.2005 |
| Investor's conference (EEI) | USA | 06. – 09.11.2005 |
| Meetings with analysts and investors | Zurich. Genf | 25.11.2005 |

Publisher: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Wien
Voice: +43-1-53113-0
Fax: +43-1-53113-54191
E-mail: info@verbund.at
Homepage: http://www.verbund.at

Investor Relations: Mag. Andreas Wollein, Voice: +43-1-53113-52616, E-mail: investor@verbund.at
Communication: Mag. Gerald Schulze, Voice: +43-1-53113-53702, E-mail: media@verbund.at

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